Exhibit 12-40
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31			Twelve Months Ended December 31
	2011	2010	2009	2008	2007	2006
(Millions of Dollars)
Earnings:
Pretax earnings	$137	$707	$604	$517	$466	$482
Fixed charges	76	328	348	324	319	299

Net earnings	$213	$1,035	$952	$841	$785	$781

Fixed charges:
Interest expense	$71	$310	$325	$293	$294	$278
Adjustments	5	18	23	31	25	21

Fixed charges	$76	$328	$348	$324	$319	$299

Ratio of earnings to fixed charges	2.80	3.16	2.74	2.60	2.46	2.61